Correspondence

VIA EDGAR

August 31, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Jimmy McNamara and Christopher Dunham

Re:	China Natural Resources Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 Filed May 15, 2023 File No. 000-26046

Ladies and Gentlemen,

On behalf of China Natural Resources Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated July 21, 2023 (the “Comment Letter”), pertaining to the Company’s above-referenced annual report on Form 20-F (the “Annual Report”). In connection with such responses, the Company is concurrently filing Amendment No. 1 to the Form 20-F (the “Amendment”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable responses on behalf of the Company. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amendment, and page references otherwise correspond to the page numbers in the Annual Report. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amendment.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 85

3.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), (b)(4) and (b)(5). We also note that your disclosures in Exhibit 8 that indicate that you have subsidiaries in Hong Kong and outside of China. Please note that Item 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

August 31, 2023

We respectfully advise the staff that as of May 15, 2023, the date on which our Annual Report was filed, our counsel and us have reviewed our register of members, all schedule 13D/Gs and other public filings made by its shareholders, and questionnaires filled out and signed by our directors and officers to come to the conclusion that as of May 15, 2023, to our knowledge, (i) no governmental entities in the BVI or in the PRC owned our shares, and (ii) the governmental entities in the PRC did not have a controlling financial interest in us.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

We respectfully advise the staff that as of May 15, 2023, the date on which our Annual Report was filed, our counsel and us have reviewed our register of members, all schedule 13D/Gs and other public filing at the time, and to come to the conclusion that as of May 15, 2023, none of the members of our Board of Directors was an official of the Chinese Communist Party.

We follow the standard practice typical for issuers in similar situations as us to confirm if any member of our board or boards of our consolidated foreign operating entities are officials of the Chinese Communist Party:

•	Prior to filing of our annual reports on Form 20-F we circulate detailed questionnaires for our directors and officers to complete and sign, and to provide any back-up statements or documents for their responses.

•	After we receive the completed questionnaires from our directors and officers, we check the information and documents provided against information we have on hand and public available to verify, to the extent possible, the content of the questionnaires.

•	Then we prepare our annual report on Form 20-F based on such available information.

We respectfully advise the staff that our disclosure to Item 16I of the Annual Report has been amended with our filing of the Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022 on August 31, 2023.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

August 31, 2023

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities.

We respectfully advise the staff that our disclosure to Item 16I of the Annual Report has been amended with our filing of the Amendment.

•	With respect to (b)(3), (b)(4) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

We respectfully advise the staff that our disclosure to Item 16I of the Annual Report has been amended with our filing of the Amendment.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

We respectfully advise the staff that our disclosure to Item 16I of the Annual Report has been amended with our filing of the Amendment.

*****

Please contact the undersigned at +8610-5680-3969 or via email at rchang@gunder.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Richard J. Chang

Richard J. Chang, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc: Youyi ZHU, Chief Financial Officer, China Natural Resources Inc.